Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Implementation of Profit Distribution of China Life Insurance Company Limited for 2014

Important Notes:

•	The amount of cash dividends to be distributed is RMB0.4 per share (inclusive of tax).

•	Cash dividends to be distributed per share (tax exclusive): the amount of cash dividends to be distributed to individual shareholders and securities investment funds is RMB0.38 per share; the amount of cash dividends to be distributed to a Qualified Foreign Institutional Investor (“QFII”) is RMB0.36 per share; the amount of cash dividends to be distributed to investors under the Shanghai-Hong Kong Stock Connect program (including corporate and individual investors) will be RMB0.36 per share.

•	Equity Rights Registration Date: June 11, 2015

•	Ex-Dividend Date: June 12, 2015

•	Date of Distribution: June 12, 2015

The profit distribution plan of China Life Insurance Company Limited (the “Company”) for 2014 has been reviewed and approved at the Company’s 2014 Annual General Meeting on May 28, 2015. The announcement on the resolutions passed at the annual general meeting has been published on China Securities Journal, Shanghai Securities News and Securities Times as well as the website of Shanghai Stock Exchange. The detailed arrangements regarding this profit distribution are hereby announced as follows:

I.	Profit Distribution Plan for 2014

1.	According to the China Accounting Standards for Business Enterprises, a sum of RMB3,160 million (being 10% of the net profit of the Company for 2014) will be allocated to the discretionary reserve fund of the Company. Based on a total of 28,264,705,000 shares issued and outstanding, the Company will pay a cash dividend of RMB0.40 per share (inclusive of tax), totaling RMB11,306 million, to all the shareholders of the Company.

Commission File Number 001-31914

2.	Notes on Tax Withholding:

(1)	As regards the dividends to be distributed to individual shareholders and securities investment funds of the Company’s A shares, according to the Notice on Issues Related to the Implementation of the Differentiated Individual Income Tax Policy on Dividends and Bonuses Distributed by Listed Companies (Cai Shui [2012] No.85), 25% of the dividend income of such investors will be calculated as the taxable income for the time being and the Company will withhold the tax payable by such investors at the rate of 20%. The cash dividends to be actually distributed after tax will be RMB0.38 per share.

When any individual shareholder or securities investment fund transfers its shares after the equity rights registration date, China Securities Depository and Clearing Corporation Limited Shanghai Branch will calculate the actual amount of tax payable based on the duration of holding of such shares, a securities company or a stock depository agency shall deduct the balance between the actual amount of tax payable and the amount of tax withheld and paid from the individual investor’s fund account and transfer the deducted amount of tax to China Securities Depository and Clearing Corporation Limited Shanghai Branch, which will transfer the deducted amount of tax to the Company within the first five working days of the following month, and the Company will then file tax returns with and pay the tax to competent tax authority in the month it receives the tax payment. If the term of holding of such shares is less than one month (including one month), 100% of the dividend income of such investor shall be calculated as the taxable income and the income tax shall be levied on such taxable income at a rate of 20%; if the term of holding of such shares is longer than one month and not longer than one year (including one year), 50% of the dividend income of such investor shall be calculated as the taxable income for the time being and the income tax shall be levied on such taxable income at a rate of 10%; and if the term of holding of such shares is longer than one year, 25% of the dividend income of such investor shall be calculated as the taxable income for the time being and the income tax shall be levied on such taxable income at a rate of 5%.

(2)	As regards the dividends to be distributed to QFII, according to the Notice on Relevant Issues regarding the Withholding of Corporate Income Tax on Dividends, Bonuses and Interests Paid by Chinese Resident Enterprises to QFII (Guo Shui Han [2009] No. 47), the Company will withhold the corporate income tax payable by such investors at the rate of 10%. The cash dividends to be actually distributed after tax will be RMB0.36 per share. Where any such investor believes its dividend income is entitled to any treatment in the taxation agreement (arrangement), it may file an application to competent tax authority after receiving its dividends.

Commission File Number 001-31914

(3)	As regards the dividends to be distributed to Hong Kong investors (including corporate and individual investors) who invest in the Company’s A shares via the Shanghai-Hong Kong Stock Connect Program, according to the Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] NO. 81), before the Hong Kong Securities Clearing Company Limited is able to provide the China Securities Depository and Clearing Co., Ltd. with the identity of investors, their shareholding period and other detailed data, the policies of differentiated taxation based on the length of shareholding shall temporarily not apply. Instead, the Company will withhold the income tax payable by such investors at the rate of 10%. The cash dividends to be actually distributed after tax will be RMB0.36 per share. Where such a Hong Kong investor is a tax resident of another country that has signed a tax treaty with China in which the stipulated income tax rate on stock dividends is less than 10%, such Hong Kong investor, whether a corporate or individual investor, may, on its own or by entrusting a withholding agent, apply to competent tax authority of the listed company for enjoying the preferential treatment under the tax treaty, in which case the competent tax authority shall, after review, refund the corporate or individual investor the difference between the tax already levied and the tax payable as calculated according to the rate under the tax treaty.

(4)	As regards the dividends to be distributed to other corporate shareholders and institutional investors, the Company will not be responsible for the withholding and payment of corporate income tax. Taxpayers shall decide on its own in accordance with relevant tax regulations with respect to the payment of local corporate income tax. The cash dividends to be actually distributed will be RMB0.4 per share.

II.	Implementation Timetable for the Proposed Profit Distribution

1.	Equity Rights Registration Date: June 11, 2015

2.	Ex-Dividend Date: June 12, 2015

3.	Date of Distribution: June 12, 2015

III.	Shareholders to Receive the Dividends

The dividends will be distributed to all A Share shareholders whose names have been registered with China Securities Depository and Clearing Corporation Limited Shanghai Branch when the Shanghai Stock Exchange closes as of the date of June 11, 2015, which is scheduled as the equity rights registration date. This announcement doesn’t apply to the distribution of cash dividends for H Share shareholders.

Commission File Number 001-31914

IV.	Arrangements for Dividend Distribution

The cash dividends of the China Life Insurance (Group) Company will be distributed by the Company. With respect to other shareholders, the cash dividends will be distributed by China Securities Depository and Clearing Corporation Limited Shanghai Branch through its clearing system to shareholders who have registered on the equity rights registration date and have conducted relevant distribution procedures with respect to designated transactions at each member entity of Shanghai Stock Exchange. Shareholders who have conducted relevant procedures with respect to designated transactions may collect cash dividends on the distribution date at the designated securities sales department and the dividends to shareholders who have not conducted relevant procedures with respect to designated transactions will be kept with China Securities Depository and Clearing Corporation Limited Shanghai Branch and will be distributed after such procedures have been completed.

V.	Contact Information

Contact office: Secretarial Bureau of the Board of Directors of the Company

Address: Floor A12, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

Zip Code:100033

Tel: 86 (10) 6363 2963

Fax: 86 (10) 6657 5112

VI.	Documents for Reference

Resolutions of 2014 Annual General Meeting of the Company and Announcement on Resolutions passed at the 2014 Annual General Meeting of the Company

Board of Directors of China Life Insurance Company Limited

June 5, 2015